UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-36187

EVOGENE LTD.
(Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot, Rehovot 7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

On March 28, 2024, Evogene Ltd. (the “Company”) entered into a Sales Agreement (the “Sales Agreement”) with Lake Street Capital Markets, LLC (the “Agent”), pursuant to which the Company may offer and sell, from time to time, its ordinary shares, through the Agent in an “at the market offering” (the “ATM Offering”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), for an aggregate offering price of up to $7.3 million.

Any ordinary shares offered in the ATM Offering will be issued pursuant to a shelf registration statement on Form F-3 (File No. 333-277565) and the prospectus contained therein, declared effective by the Securities and Exchange Commission (the “SEC”) on March 28, 2024.  The Agent may sell ordinary shares (A) in privately negotiated transactions with the Company’s consent or (B) by any other method permitted by law deemed to be an ATM Offering, including block transactions, sales made directly on The Nasdaq Stock Market or sales made into any other existing trading market for the Company’s ordinary shares. Subject to the terms and conditions of the Sales Agreement, the Agent will use its commercially reasonable efforts to sell the Company’s ordinary shares from time to time, based upon its instructions (including any price, time or size limits or other parameters or conditions that the Company may impose). The Company will pay to the Agent a cash commission of 3.0% of the gross proceeds from the sale of any ordinary shares by the Agent under the Sales Agreement. The Company and the Agent have also provided each other with customary indemnification rights.

The Company is not obligated to make any sales of ordinary shares under the Sales Agreement and no assurance can be given that it will sell any ordinary shares under the Sales Agreement, or, if it does, as to the price or number of such shares that it will sell, or the dates on which any such sales will take place. The Sales Agreement may be terminated by either party as set forth in the Sales Agreement.

In addition, on March 13, 2024, the Company and Cantor Fitzgerald & Co. (“Cantor Fitzgerald”) agreed to terminate that certain Controlled Equity Offering Agreement, dated as of February 19, 2021, by and between the Company and Cantor Fitzgerald (the “Cantor Agreement”), effective as of March 27, 2024. Pursuant to the Cantor Agreement, the Company could issue and sell its ordinary shares having an aggregate offering price of up to $19,449,865 from time to time through Cantor Fitzgerald. Prior to its termination, the Company received approximately $3,261,000 in net proceeds from the sales of its ordinary shares pursuant to the Cantor Agreement. No termination penalties were incurred by the Company in connection with the termination of the Cantor Agreement.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A copy of the Sales Agreement is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 10.1.

The legal opinion of Meitar | Law Offices relating to the legality of the issuance and sale of the Ordinary Shares under the Sales Agreement is attached as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K.

The contents of this Form 6-K are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-277565) and Form S-8 (File Nos. 333-259215, 333-193788, 333-201443 and 333-203856), filed with the SEC, to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOGENE LTD. (Registrant)

Date: March 28, 2024	By:	/s/ Yaron Eldad
Yaron Eldad
Chief Financial Officer